Exhibit 21.1

List of Principal Subsidiaries, VIEs, and Certain Other Subsidiaries of the Registrant

Significant and Certain Other Subsidiaries	Place of Incorporation
Klook Travel Technology Pte. Ltd.	Singapore
Klook Travel Technology Limited	Hong Kong
Klook Services Godo Kaisha	Japan
Klook Travel Technology Godo Kaisha	Japan
Shanghai Ke Lu Internet Technology Co., Ltd.	Chinese mainland

Variable Interest Entities	Place of Incorporation
Klook Travel Taiwan Limited	Taiwan
Beijing Ke Lu Internet Technology Co., Ltd.	Chinese mainland